UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NBG Radio Network, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62873Q 10 6

(CUSIP Number)

Samuel G. Rubenstein, Esq.

Executive Vice President, General Counsel and Secretary

MCG Capital Corporation

1100 Wilson Boulevard, Suite 3000

Arlington, VA 22209

(703) 247-7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [    ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62873Q 10 6	Page 1 of 5

1.	Names of Reporting Person MCG Capital Corporation I.R.S. Identification Number: 54-1889518

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 4,850,235 9. Sole Dispositive Power 10. Shared Dispositive Power 4,850,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,850,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 62873Q 10 6	Page 2 of 5

1.	Names of Reporting Persons MCG Finance I, LLC (formerly known as MCG Finance Corporation) I.R.S. Identification Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,850,235 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,850,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,850,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62873Q 10 6	Page 3 of 5

Introduction

This Amendment No. 1 amends the Statement on Schedule 13D, originally filed on July 11, 2001 (“Schedule 13D”) by MCG Capital Corporation (“MCG Capital”) and MCG Finance I, LLC (in the case of MCG Finance I, LLC, by its predecessor entity) (“MCG Finance” and together with MCG Capital, the “Reporting Persons”) and, relates to shares of common stock, par value $0.001 per share (the “Shares”), of NBG Radio Network, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect the fact that the Reporting Persons foreclosed on substantially all of the Issuer’s assets as well as substantially all of the assets of its wholly-owned subsidiary.

Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background.

Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

This Amendment No. 1 is being filed jointly by MCG Capital, and its wholly-owned subsidiary, MCG Finance. Each of the Reporting Persons is a solutions-focused financial services company providing financing and advisory services to companies throughout the United States in the communications, information services, media and technology industry sectors.

The principal business address and the address of the principal office of each of the Reporting Persons is 1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209. The name, business address and present principal occupation of the directors and executive officers of each of the Reporting Persons are set forth on Schedule I attached hereto and incorporated herein by reference.

All of the Shares of the Issuer beneficially owned by the Reporting Persons are held of record by MCG Finance. All of the issued and outstanding equity interests of MCG Finance are beneficially owned by MCG Capital. The following private equity and equity-related funds affiliated with Goldman, Sachs & Co. (an investment banking firm and member of the principal national securities exchanges) together beneficially own, as of April 25, 2002, approximately 21.3% of the issued and outstanding common stock of MCG Capital: (i) GS Capital Partners, II, L.P., (ii) GS Capital Partners II Offshore, L.P., (iii) GS Capital Partners II (Germany) Civil Law Partnership, (iv) Stone Street Fund 1998, L.P., and (v) Bridge Street Fund, 1998, L.P. (together, the “Funds”). Therefore, each of MCG Capital, MCG Finance and the Funds may be deemed to be beneficial owners of the Shares. However, the Funds (and their respective general partners, investment committee, and managing general partner) and Goldman, Sachs & Co. disclaim possession of the power, directly or indirectly, to direct or to cause the direction of the management and policies of MCG Capital, whether through the ownership of common stock of MCG Capital, by contract or otherwise, and disclaim beneficial ownership of any securities of the Issuer held or to be held (beneficially or otherwise) by the Reporting Persons.

CUSIP No. 62873Q 10 6	Page 4 of 5

The names, business address, and present principal occupation of the directors and executive officers the Funds and Goldman, Sachs & Co. (and certain other information) are set forth in Schedule II hereto.

During the last five years, neither the Reporting Persons, the Funds nor Goldman, Sachs & Co. and, to the best of their knowledge, none of their respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting paragraphs 5 and 7 thereof, and inserting the following immediately after paragraph 6 thereof:

Pursuant to the Loan Agreement, the Reporting Persons exercised their right to foreclose on substantially all of the Issuer’s assets as well as substantially all of the assets of its wholly-owned subsidiary. The Reporting Persons’ decision to take such action may cause the Issuer to seek the protection of the federal bankruptcy laws and/or to liquidate its business in whole or in part.

Except to the extent described above, the Reporting Persons have no present plans or proposals with respect to any of the events or matters identified in paragraphs (a) through (j) of Item 4.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing paragraph (a) thereof with the following paragraph:

(a) The Option to acquire in the aggregate 4,850,235 Warrants to purchase Shares was issued to the Reporting Persons by the Issuer, pursuant to the Agreements. The Reporting Persons may, under SEC rules, be deemed to beneficially own Warrants to purchase in the aggregate 4,850,235 Shares. Based on the number of Shares outstanding as of October 12, 2002, as disclosed in the Issuer’s Form 10-Q for the quarter ended August 31, 2002, the Shares underlying the Warrants represent approximately 25.0% of the Issuer’s outstanding shares, as calculated pursuant to Rule 13d-3. Although the Reporting Persons have reported beneficial ownership of all Shares underlying the Warrants they are entitled to acquire if they exercise the Option, unless and until the Reporting Persons exercise such Option and the Warrants have been issued to them, the Reporting Persons cannot convert the Warrants into Shares. Accordingly, the Reporting Persons disclaim beneficial ownership of the Warrants and the underlying Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCG CAPITAL CORPORATION

Date: February 26, 2003	By:	/s/ Samuel G. Rubenstein
	Name:	Samuel G. Rubenstein
	Title:	Executive Vice President, General Counsel and Secretary

MCG FINANCE I, LLC

Date: February 26, 2003	By:	/s/ Samuel G. Rubenstein
	Name:	Samuel G. Rubenstein
	Title:	Executive Vice President, General Counsel and Secretary

Index to Exhibits

Exhibit No.	Description

1

Joint Filing Agreement, dated July 11, 2001, between the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to Statement on Schedule 13D of MCG Capital Corporation and MCG Finance Corporation filed on July 11, 2001).

2

Credit Facility Agreement, dated June 29, 2001, between the Reporting Persons, the Issuer, and each of its direct and indirect subsidiaries, and Glenn Fisher Entertainment Corporation (incorporated herein by reference to Exhibit 99.2 to Statement on Schedule 13D of MCG Capital Corporation and MCG Finance Corporation filed on July 11, 2001).

3

Option and Warrant Agreement, dated June 29, 2001, between the Reporting Persons and the Issuer (incorporated herein by reference to Exhibit 99.3 to Statement on Schedule 13D of MCG Capital Corporation and MCG Finance Corporation filed on July 11, 2001).

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL AND MEMBERS, MANAGERS AND EXECUTIVE OFFICERS OF MCG FINANCE

1.    DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL

The following table sets forth the name and present principal occupation or employment of each director and executive officer of MCG Capital. Each person listed below is a citizen of the United States.

Name, Title or Position with MCG Capital	Title, Principal Occupation or Employment	Business Address and Phone Number

Norman W. Alpert Director	Managing Director and founding partner of Vestar Capital Partners	245 Park Avenue, 41st Floor, New York, New York 10167; (212) 351-1606

Jeffrey M. Bucher Director	Of Counsel at Kozusko, Lahey & Harris, LLP	1666 K Street, NW, Suite 400 Washington, DC 20006; (202) 457-7200 x-7220

Joseph H. Gleberman Director	Managing Director of Goldman, Sachs & Co.	85 Broad Street, New York, New York 10004; (212) 902-5385

Robert J. Merrick Director and Chief Credit Officer	Chief Credit Officer of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Wallace B. Millner Chairman of the Board	Retired	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Bryan J. Mitchell Chief Executive Officer	Chief Executive Officer of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Kenneth J. O’Keefe Director	Executive Vice President, Eastern Region of Infinity Broadcasting Corporation	NewVen Partners LLC, 360 Newbury Street, 6th Floor Boston, MA 02115; (617) 598-2999

Janet C. Perlowski Chief Financial Officer	Chief Financial Officer of MCG Capital	300 Arboretum Place, Suite 370 Richmond, Virginia 23236; (804) 272-5468

Name, Title or Position with MCG Capital	Title, Principal Occupation or Employment	Business Address and Phone Number

Michael A. Pruzan Director	Partner at Soros Private Equity Partners	888 Seventh Avenue, 28th Floor, New York, New York 10106; (212) 333-9788

Samuel G. Rubenstein Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

B. Hagen Saville Executive Vice President, Business Development	Executive Vice President, Business Development of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Steven F. Tunney Director, President, Chief Operating Officer and Treasurer	Director, President, Chief Operating Officer and Treasurer of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

2.    MEMBERS, MANAGERS AND EXECUTIVE OFFICERS OF MCG FINANCE

MCG Capital is the sole equity member of MCG Finance. All of the above listed executive officers of MCG Capital hold equivalent positions at MCG Finance, except for Steven F. Tunney, who is the President, Chief Operating Officer and Assistant Treasurer of MCG Finance, and Janet C. Perlowski, who is the Chief Financial Officer and Treasurer of MCG Finance. The title and principal occupation or employment of such executive officers are listed in the above table. The following table sets forth the name and present principal occupation or employment of each manager of MCG Finance. Each person listed below is a citizen of the United States.

Name, Title or Position with MCG Capital	Title, Principal Occupation or Employment	Business Address and Phone Number

Bryan J. Mitchell Manager	Chief Executive Officer of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Samuel G. Rubenstein Manager	Executive Vice President, General Counsel and Secretary of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

B. Hagen Saville Manager	Executive Vice President, Business Development of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

Steven F. Tunney Manager	Director, President, Chief Operating Officer and Treasurer of MCG Capital	1100 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209; (703) 247-7500

SCHEDULE II

The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P., and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

The business address for all the executive officers listed below except Richard S. Sharp, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Joseph P. DiSabato, Atul Kapur, Robert G. Doumar, Jr., Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Hughes B. Lepic, Atul Kapur, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Ulrika Werdelin is a citizen of Sweden.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Terence M. O’Toole	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz	Vice President	Managing Director of Goldman Sachs International

Steven M. Bunson	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

David M. Weil	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Golman Sachs International

Russell E. Makowsky	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sarah G. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal	Vice President	Managing Director of Goldman, Sachs & Co.

Douglas F. Londal	Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Vice President	Managing Director of Goldman Sachs International

Abraham Bleiberg	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Vice President	Managing Director of Goldman, Sachs & Co.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Atul Kapur	Vice President	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Vice President/	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Vice President/	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Vice President of Golman, Sachs & Co.

Katherine B. Enquist	Vice President/Secretary	Vice President of Golman, Sachs & Co.

James B. McHugh	Assistant Secretary	Vice President of Golman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President of Coman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman, Sachs & Co.

Ulrika Werdelin	Vice President	Executive Director of Goldman Sachs & Co.

Robert G. Doumar, Jr.	Vice President	Executive Director of Goldman Sachs & Co.

Ben I. Adler	Vice President	Managing Director of Goldman Sachs & Co.

Melina E. Higgins	Vice President	Managing Director of Goldman Sachs & Co.

Elizabeth C. Marcellino	Vice President	Managing Director of Goldman Sachs & Co.

Mitchell S. Weiss	Vice President/Secretary	Vice President of Goldman, Sachs & Co.

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., and GS Advisors II, L.L.C., are set forth below.

The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Antoine L. Schwartz and
Muneer A. Satter is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is Fox Plaza, Suite 2600,
2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

NAME	PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Terence M. O’Toole	Managing Director of Goldman, Sachs & Co.

Gene T. Sykes	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Robert V. Delaney	Managing Director of Goldman, Sachs & Co..

Richard S. Sharp	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz	Managing Director of Goldman Sachs International

The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C. are set forth below.

The business address for each member listed below is 85 Broad Street, New York, New York 10004.

All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

NAME	PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Terence M. O’Toole	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

The business address for all the executive officers listed below except Richard S. Sharp, Muneer A. Satter, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Joseph P. DiSabato, Atul Kapur, Robert G. Doumar, Jr., Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Hughes B. Lepic, Atul Kapur and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Ulrika Werdelin is a citizen of Sweden.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote	Chairman/President	Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs	Vice President	Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Terence M. O’Toole	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Richard S. Sharp	Vice President	Managing Director of Goldman Sachs International

Esta E. Stecher	Vice President/ Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President/ Treasurer	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz	Vice President	Managing Director of Goldman Sachs International

Steven M. Bunson	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President	Managing Director of Goldman, Sachs & Co.

David M. Weil	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

David J. Greenwald	Vice President/ Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Russell E. Makowsky	Assistant Secretary	Managing Director of Goldman, Sachs & Co.

Sarah G. Smith	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Randall A. Blumenthal	Vice President	Managing Director of Goldman, Sachs & Co.

Douglas F. Londal	Vice President	Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor	Vice President	Managing Director of Goldman Sachs International

Abraham Bleiberg	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Vice President	Managing Director of Goldman, Sachs & Co.

Atul Kapur	Vice President	Managing Director of Goldman Sachs International

John E. Bowman	Vice President	Vice President of Goldman, Sachs & Co.

Katherine B. Enquist	Vice President/ Secretary	Vice President of Goldman, Sachs & Co.

James B. McHugh	Assistant Secretary	Vice President of Goldman, Sachs & Co.

Beverly L. O’Toole	Assistant Secretary	Vice President of Goldman, Sachs & Co.

Mary Nee	Vice President	Executive Director of Goldman Sachs (Asia) L.L.C.

Richard J. Stingi	Vice President	Vice Presdient of Goldman, Sachs & Co.

Ulrika Werdelin	Vice President	Executive Director of Goldman Sachs International

Robert G. Doumar, Jr.	Vice President	Managing Director of Goldman Sachs International

Ben I. Adler	Vice President	Managing Director of Goldman Sachs International

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Melina E. Higgins	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman Sachs International

Raymond G. Matera	Vice President	Vice President of Goldman Sachs International

Mitchell S. Weiss	Vice President	Vice President of Goldman Sachs International

The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG (which, in turn, is the managing partner of GS Capital Partners II (Germany) Civil Law Partnership) are set forth below.

The business address for each of the executive officers and directors listed below is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

The executive officers listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION

Andreas Koernlein	Managing Director	Managing Director of Goldman, Sachs & Co. oHG

Wayne L. Moore	Managing Director	Managing Director of Goldman, Sachs & Co. oHG

Alexander C. Dibelius	Managing Director	Managing Director of Goldman, Sachs & Co. oHG

Carsten Kengeter	Managing Director	Managing Director of Goldman, Sachs & Go. oHG

SCHEDULE III

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the “SEC”) relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (“Goldman Sachs”) joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

In November 2002, the SEC, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.